February 9, 2011

VIA EDGAR CORRESPONDENCE

Ms. Sheila Stout
Securities and Exchange Commission
Division of Investment Management
450 5th Street, NW, 5-6
Washington, DC 20549

RE: Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Stout:

We are responding to your telephone comments received Thursday, January 13, 2011 concerning the 2010 Certified Shareholder Reports of Registered Management Investment Companies on Form N-CSR (“Form N-CSR”) filed by the Unified Series Trust (the “Trust”) on behalf of its series, Dean Large Cap Value and Dean Small Cap Value Funds (the “Dean Funds”).  Our responses to your comments are set forth below.

Comment:  Form N-PX was signed by the Senior Vice President instead of the Principal Executive Officer.

Response:  As requested, the Trust will ensure that future N-PX filings are signed by its Principal Executive Officer.

Comment:  Please confirm that the fidelity bond was filed within 10 days of the receipt of the bond.

Response:   We confirm that a copy of the fidelity bond was filed within two days of our receipt of the bond from the Trust’s underwriter,  meeting the ten day filing requirement.

Comment:  The Audit Report from the March 31, 2010 N-CSR was dated June 1, 2010.  Please confirm that the 60 day requirement to mail to shareholders was completed on time.

Response:   We confirm that the 60-day requirement to mail to shareholders was completed on the first business day (June 1st) after the 60th day, which fell on the Sunday prior to the Memorial Day holiday.

Comment: On the statement of operations, there is a line item for “Out of Pocket” expenses.  This is not a valid expense category and going forward should be categorized in the appropriate expense.

Response:    The Trust recently advised the SEC staff that it would no longer use this category and, going forward, the Trust no longer uses this category and instead categorizes expenses under the appropriate heading.

Comment: Include a “Tandy” representation with respect to the Staff comments on the Dean Funds’ filings.

Response:  As requested, attached as Exhibit A is a “Tandy” representation signed by an officer of the Trust.

We trust that our responses satisfactorily resolve the issues you raised.  If you have any questions, please advise.

Sincerely,

/s/ Chris Kashmerick
Chris E. Kashmerick
Treasurer, Unified Series Trust

Exhibit A

Unified Series Trust
2960 N. Meridian Street, Suite 300
Indianapolis, Indiana 46208

In connection with Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR (“Form N-CSR”) of Unified Series Trust (the “Trust”) in respect of its series Dean Large Cap Value and Dean Small Cap Value Funds (each a “Fund”), the undersigned officer of the Trust, on behalf of each Fund, hereby states as follows:

1.	Each Fund acknowledges that all disclosures contained in the N-CSR about the Fund are the responsibility of that Fund;

2.
Each Fund acknowledges that, by reviewing the N-CSR, the Securities and Exchange Commission (“SEC”) Staff does not relieve the Trust or any Fund from its responsibility for the disclosures included therein; and

3.
The Trust and each Fund each hereby represents and warrants that, in the event the SEC takes action against the Trust or a Fund, the Fund will not assert the SEC Staff’s review as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Unified Series Trust

By:	/s/ Chris Kashmerick
Chris Kashmerick, Treasurer